Mail Stop 4561

February 27, 2008

Li Kunwu, Chairman and CEO
China VoIP & Digital Telecom, Inc.
Rm. 508, No. 786 Xinluo Street
High-Tech Industrial Development Zone; Jina, CHINA

> **Re:** **China VoIP & Digital Telecom, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed February 19, 2008**
> **File No. 333-131017**

Dear Mr. Kunwu:

We have reviewed your revised filing and have the following comments.

1. We refer to prior comment 1 from our letter dated February 11, 2008, and we note that in response you have added to your proxy statement certain information called for by Item 11 of Schedule 14A. We are unable to locate in your revised filing, however, the disclosure called for by Item 11(d) or Item 13(a)(3) of Schedule 14A. Please revise your filing to include this information, or advise.

2. Further, we note that although your revised filing contains certain historical financial statements pursuant to Item 13(a)(1) of Schedule 14A, you have not provided pro forma financial statements showing the effects of the December 2007 secured note financing. Please revise your filing to include such pro forma financial statements, or advise.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (732) 577-1188
    Asher Ailey, Esq., Anslow & Jaclin, LLP